NeuroOne Medical Technologies Corporation

10901 Red Circle Drive, Suite 150

Minnetonka, MN 54343

December 20, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Amanda Ravitz, Assistant Director

Re:	NeuroOne Medical Technologies Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed October 30, 2018

File No. 333-227265

Dear Ms. Ravitz:

NeuroOne Medical Technologies Corporation (the “Company”) today filed Amendment No. 2 to its Registration Statement on Form S-1 (File No. 333-227265). This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced Registration Statement contained in your letter, dated November 16, 2018 (the “Comment Letter”). For your convenience, we have included the text of the applicable comment in the Comment Letter in bold immediately before our response. All page references contained in our responses below are to the pages of Amendment No. 2 in the form filed today with the Commission.

Form S-1 Amended October 30, 2018

About Us, page 1

1.	We note your revisions in response to prior comment 1. Please tell us whether addressing the conditions disclosed here will require your technology to detect single neuron brain activity and whether objective statistical evidence has shown your technology can do so. It is unclear why you removed disclosure regarding the detection of single neuron brain activity if that is required to address the conditions you highlight in your prospectus summary.

Response:

Addressing the conditions disclosed in the Registration Statement will not require the ability to detect single brain neuron activity. However, objective evidence has shown that the Company’s technology has the ability to detect single neuron brain activity. This evidence was reported by the Mayo Clinic for the five patients that were treated with our device. The Mayo Clinic abstract is attached for the Staff’s reference.

Clinical Development and Regulatory Pathway, page 39

2.	We note your revisions in response to prior comment 9. Please expand your revisions to clarify, for the technologies where you disclose additional testing must be performed, what those tests and trials must demonstrate to facilitate your anticipated pathway and what resources will be required to complete that testing.

Response:

Revisions have been made to pages 39-40 in response to the Staff’s comment.

Employment Agreements, page 74

3.	We note your response to prior comment 74; however, that comment referenced the “proprietary information, inventions assignment and non-competition agreement” disclosed in the last sentence of the this section’s first paragraph. Please file these agreements or advise.

Response:

The agreement has been filed as an exhibit to the Company’s transition report on Form 10-KT and has been incorporated by reference in the Registration Statement. Please see Exhibit 10.52.

If you have any questions or comments regarding this letter, please call Jeff Cahlon at 212-398-2742.

Very truly yours,

/s/ David Rosa